Exhibit J-1

                        NIAGARA MOHAWK POWER CORPORATION

                    STUDY OF THE ECONOMIC IMPACT OF A DIVESTITURE OF THE GAS
                  OPERATIONS OF NIAGARA MOHAWK POWER COPORATION

     This Study was undertaken by the management and staff of Niagara Mohawk Power Corporation (NMPC) in order to assess the economic impact of separating NMPC's natural gas assets and business from its currently combined utility operations. Niagara Mohawk Power Corporation is a wholly owned subsidiary of Niagara Mohawk Holdings, Inc. a New York Corporation.






                                TABLE OF CONTENTS



                                                                      Page

I.   Executive Summary                                                  2

II.  Conclusion                                                         4

III. Study Assumptions                                                  4

IV.  Cost Analysis                                                      6

V.   Discussion of Incremental Costs                                    8

VI.  Exhibits

     1. Base Case - Electric and Gas Income Statements for the 12 months ended 6-30-00

     2. NYS PSC Approved Electric and Gas Cost of Capital and Prospective Gas Stand-Alone Cost of Capital

     3.   Summary of Incremental Costs

Executive Summary

     This Study was undertaken by the management and staff of Niagara Mohawk Power Corporation (NMPC) in order to assess the economic impact of separating NMPC's natural gas assets and business from its currently combined utility operations. Niagara Mohawk Power Corporation is a wholly-owned subsidiary of Niagara Mohawk Holdings, Inc. a New York Corporation.

     The Study focuses on the increased costs associated with operating a stand-alone gas company versus the costs of operating a gas business as part of a combination utility company. The Study evaluates the increased costs of "lost economies" associated with divestiture of the gas business from the perspectives of the shareholders and the electric and gas customers. The shareholder impact takes into account increased costs associated with running a stand-alone gas company absent adequate rate relief. The customer impact assumes recovery of these increased costs.

     The projected impacts on the shareholders of the lost economies resulting from the divestiture of NMPC's gas business, assuming no rate adjustments to recover the lost economies and associated income taxes, are shown below.


                   ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES

Lost Economies ($114.2M) as a Percent of:
     Total Gas Operating Revenue:  19.0%
     Total Gas Operating Rev. Deductions:  36.3%
     Gross Gas Income:  139.8%
     Net Gas Income:  203.9%

     The lost economies represent incremental costs incurred when operating the gas business as a stand-alone company. Total revenues, revenue deductions, gross and net income is based on NMPC's gas operations for the 12 months ended June 30, 2000.

     Assuming that GasCo. is allowed to increase its gas rates to recover its share of the lost economies and associated income taxes through rate increases, the projected impact on NMPC's gas customers is shown below:

                  ANNUAL GAS CUSTOMER IMPACT OF LOST ECONOMIES

Revenue Requirement:
    Pre Divestiture: $601.2M
    Post Divestiture: $653.0M
    Increase: $51.8M
    Percent Increase: 8.6%

     In addition to increased gas rates, gas customers would incur increased personal costs such as postage on a separate envelope ($3.96 per customer per year) and additional check costs to mail payments to two utilities rather than one. Other non-quantifiable costs would include gas customers now having the added burden of doing business with two separate utilities.

     Electric Customers would also be affected by increased costs to remaining electric utility operations primarily due to two factors. The first is the expense of additional employees required to perform the multitude of functions accomplished by employees who currently work for both the electric and gas businesses. The other, being the inability to avoid Information Technology embedded capital costs and ongoing Information Technology support costs for the systems that currently support the electric and gas business. The current systems and support are required to run the remaining electric business. It assumes that rate recovery of the lost economies and associated income taxes is allowed by the appropriate regulatory agencies.


                ANNUAL ELECTRIC CUSTOMER IMPACT OF LOST ECONOMIES

Revenue Requirement:
     Pre Divestiture:  $3,252.4M
     Post Divestiture:  $3,314.8M
     Increase:  $62.4M
     Percent Increase:  1.9%

Conclusions

     Impact on Gas Operations

          Forced divestiture of the gas operations would cause an increase in gas operating expenditures of $34.4M, additional plant of $20.7M, related depreciation of $8.9M and additional capital costs of $8.5M. Gas customers would see a rate increase of $51.8M or 8.6% with no corresponding increase in services.

          Absent rate relief, shareholders would be forced to absorb the lost economies making ownership of GasCo. less attractive.

     Impact on Electric Operations

          Forced divestiture of the gas operations would cause an increase in electric operating expenditures of $53.8M, additional plant of $40.7M, related depreciation of $3.4M and additional capital costs of $5.2M. Electric customers would see a rate increase of $62.4M or 1.9% with no corresponding increase in services.

          Again, absent rate relief, shareholders would be forced to absorb the lost economies making ownership of the remaining electric business unattractive.


     Forced divestiture of NMPC's gas operations would cause large economic loses for the existing shareholders and customers of NMPC. Efficiencies currently derived from shared employees and facilities, which are integrated into almost every functional area of the Company, would be eliminated. Consequently, costs would increase to the detriment of NMPC's shareholders and/or ratepayers. Therefore, NMPC's management recommends that the gas operations not be divested from the combination company.


Study Assumptions:

     1. If required, NMPC would spin-off and divest its natural gas business into a stand-alone gas company (GasCo.), independent of NMPC, a subsidiary of the National Grid Company, which is a result of the merger of NMPC and National Grid USA.

     2. The Study assumes that it would be possible to spin-off NMPC's gas business for the following reasons:
          o    The electric and gas systems are physically separate
          o A large number of personnel who are directly involved in the day-to-day operations of the electric and gas physical plant are dedicated electric-only or gas-only personnel
          o The regulatory treatment of the respective electric and gas revenue requirements, rate design, and tariff filings is, for the most part, handled separately, and
          o In other parts of the country and within NMPC's electric service territory, stand-alone electric and gas companies routinely share overlapping service territories.

     3. NMPC's natural gas business would be transferred to GasCo. at the depreciated book value of the assets.

     4. GasCo. will operate independently from the electric operations. Accordingly, the gas business will have all the necessary management, operations and support personnel, facilities, computer systems, equipment, materials and supplies required to operate as a stand-alone company.

     5. The Base Case for the Study was developed using actual sales, revenue, costs, and rates of return from the 12-months ended June 30, 2000. This is presented in Exhibit 1.

     6. Capital structure of GasCo. was premised on NMPC's capital structure most recently approved by the State of New York Public Service Commission in Case 99-G-0336. While it is likely that a smaller stand-alone company would be unable to participate in the lower cost markets that the combination company does, we have made no adjustment to the cost of debt. The cost of Common equity is estimated to be 11.5% based on other New York State stand-alone gas companies. This is presented in Exhibit 2.

     7. The NMPC organization as of October 1, 2000 was used as a template for developing GasCo. Labor costs for each employee of GasCo. are based on current labor, pension and benefit costs experienced in the combination company.

     8. This study assumed current level of customers, levels of efficiency and current business operations for NMPC's utility businesses, including:
          a)   NMPC is a combination electric and gas utility engaged in:
               o Generation, purchase, transmission, distribution and sale of electricity
               o Purchase, transmission, distribution, storage and sale of natural gas
               o    Non-regulated related businesses
          b) NMPC's gas business serves a geographical region covering over 4,500 square miles of eastern, central and northern New York.
          c) NMPC serves approximately 542,000 gas customers and 1,550,000 electric customers. In 1999, NMPC's gas throughput and operating revenue totaled 218,686 Dth and $611 Million respectively. NMPC's electric retail sales and revenue in 1999 was 41,777 million KWh and $3.5 Billion respectively.
          d) NMPC's gas operations share common functions with its electric service counterpart throughout its operations, including but not limited to Environmental Affairs, Facilities, Purchasing, Economic Development, Communications, Customer Service, Treasury, Accounting, Tax, Finance, Human Resources, Legal, Information Technology, and Research and Development.

Cost Analysis

     A detailed analysis of every cost that would be incurred with the creation of a stand-alone gas company has not been performed. Areas where we anticipate significant changes have been analyzed. The following areas have been studied to determine the approximate cost impact of the lost economies of scope and scale and will be discussed further. Exhibit 3 summarizes the incremental costs to operate the electric and gas businesses after divestiture.
     1. Board of Directors
     2. Executive Officers
     3. Gas Operations Management
     4. Energy Services Department
     5. Meter Reading
     6. Environmental Affairs
     7. Economic Development/Marketing and Regional Managers Organization
     8. Customer Service
        o Call Center
        o Billing
        o Collections
        o Payment Remittance

      9. Administrative and General
         o Accounting/Finance
         o Human Resources
         o Legal
         o PACC
         o Purchasing
         o Research and Development
         o Risk Management
         o Strategic Planning
         o Treasury

     10. Information Technology

     11. Buildings, Facilities and Vehicles

     12. Bad Debt Expense

     13. Transition Costs

     Not measured in this study are prospective economic losses resulting from the inability of the gas operations to obtain economic benefit of cost reductions likely to result from the merger of NMPC and National Grid. That cost reduction synergy has been estimated by National Grid to be approximately $90 million annually across the combined NMPC and National Grid USA entity within four years of completion of merger. The inability to obtain these benefits would negatively impact NGC's shareholders.

     The analysis to determine the incremental costs have generally been grouped into four categories:

     1. Corporate Governance. Costs will be incurred in GasCo. at the same level incurred in the combination company (Board of Directors and Executive Officers).

     2. Economy of Scope. Functions that share an economy of scope, such as Service and Meter Reading. The economy of scope exists in our Central and Eastern Regions where employees perform similar but distinct functions for both electric and gas. An attempt has been made to determine the lost economies, and therefore incremental costs, when the gas business is split from the combination utility.

     3. Duplicated Functions. Functions that would need to be duplicated in GasCo. but not to the same cost level as experienced in the combination company. The costing assumption in this category is that GasCo. will incur costs equal to that which is allocated to the gas portion of the combination company. Also, it is assumed that the level of costs currently experienced in the combination company will continue to be incurred by electric operations after divestiture to support the 1.5 million remaining electric customers.

     4. Information Technology. A separate analysis was performed to determine the incremental costs associated with providing GasCo. with the same systems and services they are provided in the combination company.

     5. Direct Support. Functions that support gas directly, such as Gas Supply and Transportation, Gas Pricing and Gas Engineering. These costs will be fully incurred in GasCo. with no incremental costs either to GasCo. or the remaining Electric Company. It is assumed that costs associated with functions that support gas directly will not change. No further discussion is presented in this Study.

Discussion of Incremental Costs

1.  Corporate Governance Costs

    Board of Directors

     It was assumed that GasCo. would have the same number of directors as the combination company with similar compensation The incremental costs is approximately $160,000.

    Executive Office

     The Executive Office of GasCo was assumed to follow the same Senior Management structure found in the combination company including Chief Executive Officer, Vice President Gas Operations and Customer Service, Sr. VP Human Resources, Chief Financial Officer, Chief Legal Officer, VP Strategic Planning, Treasurer, Controller and Corporate Secretary. The incremental cost is approximately $4,330,000.

2.  Economy of Scope

    Gas Operations Management

     The combination company currently has regional, higher-level management positions responsible for both electric and gas operations. Incremental positions required to manage similar functions in the stand-alone Gas Company would consist of three Regional Managers who each have direct reports for the following disciplines; Construction and Maintenance, Service, Technical Service and Marketing and Consumer Relations. The incremental cost for these additional employees is $1,320,000.

    Operations

     Generally, in field operations there will be no loss of economies of scope because employees are ordinarily dedicated to either electric or gas operations. Therefore, there will be no incremental costs associated with operations.

     However, in the case of the Energy Services Department located in NMPC's Central and Eastern Regions, electric and gas service activities are performed by the same employees. These activities consist of customer requests related to gas and electric facilities, including emergency responses. Therefore, there will be some loss economies of scope.

     In order to determine the incremental costs to be incurred in the new GasCo. we analyzed the service costs per electric customer in our Western Region, which is an electric-only region in NMPC's service territory. This per electric customer cost was then applied to the Central and Eastern Regions to determine incremental employees required to run the electric and gas businesses separately. The incremental costs are $4,205,991.

    Meter Reading

     In the Central and Eastern Regions of NMPC's service territory, combination customers' meters, both electric and gas, are read by the same meter reader. Therefore, there are loss economies when the electric and gas companies are separated. In order to determine the incremental costs to be incurred in GasCo., we analyzed the meter reading costs per customer again in our Western Region and applied that cost to the gas customers. 118 addition meter readers are required for an incremental cost is $5,942,800 plus additional transportation costs of $381,371.

3.  Duplicate Functions

    Environmental Affairs

     Incremental annual costs approximate $462,000 to provide an Environmental Affairs function with eight employees.

    Economic Development, Marketing and Regional Managers Organizations
     Incremental annual costs approximate $5,914,000 with 76 employees.

    Customer Service
     The Customer Service Area includes the following functions: call center, billing, collections, and payment remittance. Incremental annual expense costs approximate $13,672,000 with 138 employees.

     In addition, a Customer System will need to be purchased in order to coordinate the call center activities with service, billing, emergency response and various other functions. These costs are included in the incremental Information Technology costs discussed below.

    Administrative and General

     Incremental Costs of $16.8M with incremental employees of 158.

        o Accounting and Finance encompasses functions such as Internal and External Reporting, System Tax, Performance Management. & Budget, Financial Forecasting, Financial Planning, Portfolio Management, Internal Audit, IRM/Budget and Financial Analysis. The incremental cost estimate that GasCo. will incur is $4,070,000 with 74 incremental employees.

        o  Human Resources include administration of the Employee
           Compensation Benefits Program, Security, Employee Relations, and Organization Services. The incremental cost is estimated to be $3,438,000 with 36 additional employees.

        o The incremental cost to support the legal function in the stand-alone gas company is $2,694,000 with eight additional employees.

        o Incremental costs to provide Communications and Investor Relations functions are estimated to be $917,000 with 12 additional employees.

        o Incremental costs to provide the purchasing function is $446,615 with 6 additional employees.

     o Research and Development incremental costs are estimated to be $1,808,000 with two additional employees.
     o Risk Management incremental costs are estimated to be $1,898,000 with eight additional employees.
     o The incremental costs to provide a Strategic Planning function to GasCo. is estimated to be $338,000 with three additional employees.
     o The Treasury function is estimated to cost GasCo. $1,237,000 with nine additional employees.

   Information Technology

     Post-divestiture, GasCo would require information system capabilities that are currently provided through the combined NMPC utility operations. Pervasive integration of the gas and electric information systems exists currently in most functional areas, including customer dispatch, finance, accounting, payroll, plant accounting, human resources, workforce management, inventory, purchasing, meter reading and customer information.

     Substantial capital costs will be incurred to provide like systems for a stand-alone gas company. These additional start-up capital costs are estimated to be $61,400,000.

     In addition to capital costs, there will be a one-time expense related startup cost, equaling $22,400,000 which has been amortized in the analysis over five years.

     Incremental O&M expense would also be incurred due to lost economies of scale from providing ongoing IT services to both electric and gas. GasCo. will incur $22M annually to support the IT function versus the $11M allocated to gas operations in the combination Company.

    Buildings and Facilities

     Gas and Electric Operations currently share facilities, such as barns and warehouses, where electric service territories and gas franchises are commonly located. Post-divestiture GasCo would need to replace these shared common facilities with similar stand-alone facilities. It is assumed GasCo. would require three regional MegaBarns and Satellite Barns for an annual lease of $5,408,000.

     In addition, employees currently providing services for both gas and electric, other than operations, that are currently housed in Corporate Headquarters and various Corporate locations would be housed in a GasCo. Headquarters with an annual lease of $1,190,000.

    Depreciation

     Depreciation values were derived for the incremental plant only. The only incremental plant quantified in this analysis is the start-up capital related to the Information Technology systems required for GasCo. NMPC's depreciation rates were applied to the plant value of $61,400,000 to obtain the incremental depreciation expense of $12,280,000.

    Incremental Capital Costs

     Divestiture was assumed to involve a tax-free spin-off to the existing Niagara Mohawk Holdings, Inc. shareholders. This would involve the separate incorporation of GasCo., the transfer of gas-related assets to GasCo and the distribution of shares to current shareholders.

     Incremental capital costs net of taxes are equal to $13.7M. These costs are associated with the cost of incremental Information Technology capital and the higher cost of equity required for a stand-alone gas company.

    Bad Debt Expense

     Bad Debt Expense is estimated to increase by approximately $1.9M. The estimate was derived using historic percentage of revenue bad debt expense applied to the incremental revenue requirement.

    Transition Costs

     Additional incremental costs not quantified in this filing are transition costs consisting of auditing and other accounting costs, legal fees, investment banker fees, addition non-operating taxes and human resources associated with the transfer of employees.

                                                                       Exhibit 1

                        NIAGARA MOHAWK POWER CORPORATION
           Statement of Electric and Gas Operating Income and Expenses
                    For the Twelve Months Ended June 30, 2000
                                    Base Case


                                            Total        Electric         Gas
Operating Revenues

    Revenue                             $ 3,853,571    $ 3,252,354    $ 601,217
                                        ------------   ------------   ----------

Operating Revenue Deductions

     Fuel & Purchased Power Costs         1,162,114      1,162,114            0
     Purchased Gas Costs                    291,678              0      291,678
     Revenue Taxes                          127,425        104,589       22,836
                                        ------------   ------------   ----------
                                          1,581,217      1,266,703      314,514
                                        ------------   ------------   ----------

     Total Gross Margin                   2,272,354      1,985,651      286,703

Operating Expenses
    Departmental Expenses                   821,502        696,883      124,619
    Expense with Regulatory Matching              0              0            0
    Non-Departmental                        474,261        459,405       14,856
                                        ------------   ------------   ----------
                                          1,295,763      1,156,288      139,475
                                        ------------   ------------   ----------

    Depreciation                            312,302        278,179       34,123
    Taxes Other Than Income
      & Revenue
                                            182,175        156,294       25,881
                                             29,206         24,398        4,808
                                              7,828          7,126          702
                                        ------------   ------------   ----------
                           Total Taxes      219,209        187,818       31,391
                                        ------------   ------------   ----------

    Total Operating Revenue Deductions    1,827,274      1,622,285      204,989
                                        ------------   ------------   ----------

                                            445,080        363,366       81,714
                                        ------------   ------------   ----------

    Other Income                              5,641          5,632            9
                                        ------------

    Federal Income Taxes                     34,700          8,972       25,728
                                        ------------   ------------   ----------

    Operating Income After FIT            $ 416,021      $ 360,026     $ 55,995
                                        ============   ============   ==========

    Rate Base                           $ 8,111,898    $ 7,265,606    $ 846,292
                                        ============   ============   ==========

                                                                       Exhibit 2


                        NIAGARA MOHAWK POWER CORPORATION
                           RATE OF RETURN CALCULATION
                        As allowed in PSC Case 99-G-0336


Capital Structure (Gas)

                                                              Weighted   Pre-Tax
                          Amount      Percent      Cost         Cost       Cost
                      ------------   ---------   --------   --------------------
Long Term Debt         $5,329,256      62.95%      7.52%      4.73%        4.73%
Banker's Acceptances           $0       0.00%      0.00%      0.00%        0.00%
Gas Supplier Refunds           $0       0.00%      0.00%      0.00%        0.00%
Customer Deposits         $17,100       0.20%      4.00%      0.01%        0.01%
Preferred Stock          $506,647       5.98%      6.25%      0.37%        0.59%
Common Equity          $2,612,925      30.86%      9.99%      3.08%        4.95%
                      ------------   ---------   --------   --------------------

Total                  $8,465,928     100.00%                 8.20%       10.29%
                      ============   =========              ====================



                           IMPACT on CAPITAL STRUCTURE
                    Assuming 11.5% ROE for Gas "Stand Alone"



Capital Structure (Gas)

                                                             Weighted    Pre-Tax
                         Amount       Percent      Cost        Cost        Cost
                      ------------   ---------   --------   --------------------
Long Term Debt         $5,329,256      62.95%      7.52%      4.73%        4.73%
Banker's Acceptances           $0       0.00%      0.00%      0.00%        0.00%
Gas Supplier Refunds           $0       0.00%      0.00%      0.00%        0.00%
Customer Deposits         $17,100       0.20%      4.00%      0.01%        0.01%
Preferred Stock          $506,647       5.98%      6.25%      0.37%        0.59%
Common Equity          $2,612,925      30.86%     11.50%      3.55%        5.70%
                      ------------   ---------   --------   --------------------

Total                  $8,465,928     100.00%                 8.67%       11.03%
                      ============   =========              ====================

                                                                       Exhibit 3

                        NIAGARA MOHAWK POWER CORPORATION
                          ANALYSIS OF INCREMENTAL COSTS
               ASSOCIATED WITH THE DIVESTITURE OF THE GAS BUSINESS



                                                       $000
                                    --------------------------------------------
          Cost Category              Electric           Gas             Total
-------------------------------    ------------     ------------     ----------

Expense
  Board of Directors                      24               136             160
  Executive Office                       650             3,681           4,330
  Gas Operations Management                              1,320           1,320
  Operations                           4,206                 -           4,206
  Meter Reading                                          6,324           6,324
  Environmental Affairs                  462                               462
  Econ. Dev., Marketing & Reg.
    Mgrs. Org.                         5,914                             5,914
  Customer Service                    13,672                            13,672
  A&G                                 16,847                            16,847
  Information Technology              11,000            15,480          26,480
  Buildings and Facilities                               6,598           6,598
  Bad Debt Expense                     1,031               856           1,887
                                 -----------     -------------     -----------
                             A        53,805            34,395          88,200
                                 -----------     -------------     -----------


Depreciation
  Common Plant                         3,390            (3,390)               -
  Information Technology                                12,280           12,280
                                 -----------     -------------     ------------
                             B         3,390             8,890           12,280
                                 -----------     -------------     ------------


Capital
  Common Plant                        40,742           (40,742)               -
  Information Technology                                61,400           61,400
                                 -----------     -------------     ------------
                                      40,742            20,658           61,400
                                 -----------     -------------     ------------

Cost of Capital (including
  tax impact)               C          5,178             8,542           13,720
                                 -----------     -------------     ------------

                          A+B+C     $ 62,373          $ 51,827        $ 114,200
                                 ===========     =============     =============